SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 30, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 30, 2017.

Buenos Aires, March 30th 2017

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that on the date hereof the Board of Directors recieved a letter from the shareholders Jorge Horacio Brito and Delfìn Jorge Ezequiel Carballo communicating the Board that, in connection with the next General and Special Shareholders’ Meeting of the Bank, at which the shareholders shall discuss, among other issues, the appointment of new members of the Board, they intend to propose as regular directors, to hold office for three fiscal years, Messrs. Marcos Brito and Delfìn Federico Ezequiel Carballo.

In addition, on the date hereof the Board received a letter from the shareholder FGS-ANSES, informing the following proposal to be discussed at the next shareholders’ meeting: (i) renewal of Mr. Alejandro Fargosi as regular director; and (ii) appointment of Mr. Juan Martín Monge Varela as regular director to replace Mr. Luis María Blaquier.

Sincerely,

Jorge Francisco Scarinci Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager